Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 29, 2007

Nikko Cordial Corporation

For Immediate Release

Citigroup Inc. (NYSE: C)

October 29, 2007

Citi Shares Approved for

Listing on the Tokyo Stock Exchange

Tokyo/New York – Citi announced today that it has received approval from the Tokyo Stock Exchange (TSE) to list the company’s shares on the TSE under the name “Citi” effective on November 5, 2007.

“Citi is listing on the Tokyo Stock Exchange because we believe in the continuing prominence of Tokyo as a global financial center and view Japan as an attractive market for growth,” said Charles Prince, Chairman and Chief Executive Officer of Citi. “We have been fortunate to operate in Japan for more than a century, and we look forward to the next 100 years of serving our clients and investors in this dynamic market.”

“Our TSE listing, along with localizing our banking operations and forming our strategic alliance with Nikko Cordial, move us even closer to becoming the leading comprehensive banking and securities group in Japan,” said Doug Peterson, CEO, Citigroup Japan Holdings. “Every day, we are focused on providing our clients with broader services and products that will better serve their needs, while also contributing to the ongoing evolution of the financial services industry in Japan.”

Citi has a long history in Japan, which dates back to the company’s first bank branch in Yokohama in 1902. In addition, Citicorp, a predecessor company of Citi, became the first foreign company ever to be listed on the TSE in December 1973. Citicorp maintained its TSE listing until the merger of Citicorp and Travelers Group Inc. that created Citigroup Inc. in 1998, at which time Citicorp stock ceased trading on all non-U.S. exchanges, including the TSE.

Citi’s common stock is currently listed on the New York Stock Exchange (NYSE) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores - BMV).

Nikko Cordial Securities and Nomura Securities acted as joint listing sponsors in connection with Citi’s application to list its shares on the TSE.

Important notice

This press release is for informational purposes only and does not constitute an offer of any Citigroup or other securities or a solicitation of a proxy in relation to the share exchange. In connection with the share exchange, Citigroup has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement, because it contains important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.

###

Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citi’s major brand names include Citibank, CitiFinancial, Primerica, Citi Smith Barney and Banamex. Additional information may be found at www.citigroup.com or www.citi.com.

Certain statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citigroup’s filings with the Securities and Exchange Commission.

Contacts:
Media:	Christina Pretto	(212) 559-9560 (New York)
	Michael Hanretta	(212) 559-9466 (New York)
	Corporate Affairs Office	(81) 3-5462-6703 (Tokyo)

Equity Investors:	Arthur Tildesley	(212) 559-2718

Fixed Income Investors:	Maurice Raichelson	(212) 559-5091